Filed by Banknorth Group, Inc.
(Commission File No. 001-31251)

Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: CCBT Financial Companies, Inc.
(Commission File No. 000-25381)

Date: December 9, 2003

The following press release was issued by Banknorth Group, Inc. on December 9, 2003.

For Immediate Release
For Further Information, Contact
Brian Arsenault, SVP, Investor Relations
207 761-8517

Banknorth to Gain Number Two Market Position on Cape Cod
With Acquisition of CCBT Financial Companies

(A Conference Call on Banknorth’s acquisition of CCBT Financial will be held today, December 9, 2003, at 10 a.m. Eastern Time. The dial- in number for USA and Canada is 800 884-5695; the international dial-in number is 617 786-2960; the passcode is 10986982. A replay of the conference call will be available approximately one hour after the completion of the call. The replay dial-in number for the USA and Canada is 888 286-8010; the international replay dial-in is 617 801-6888; passcode is 69117129. A live webcast of the presentation and webcast replay are available at www.banknorth.com, Investor Relations.

The presentation to be utilized in the Conference Call will be available at the Company’s website, www.banknorth.com, at 9:30 a.m. Eastern Time. Go to Investor Relations page, select the Presentations bar.)

Portland, Maine, December 9, 2003 – Banknorth Group, Inc. (NYSE: BNK) announced today that it has reached a definitive agreement to acquire CCBT Financial Companies, Inc. (NASDAQ: CCBT), the parent company of Cape Cod Bank and Trust Company, in an all-stock transaction valued at approximately $300 million.

Cape Cod Bank & Trust, with $1.4 billion in assets and $1.0 billion in deposits, has 26 branches in Barnstable and Plymouth Counties, Massachusetts. It has the second highest market share in Barnstable County, which encompasses Cape Cod. Barnstable County has the highest projected population growth in mainland Massachusetts.

“In one transaction, we have become a significant banking and financial services presence in this important Massachusetts market,” said William J. Ryan, Banknorth Chairman, President and Chief Executive Officer. “With the pending purchase of FleetBoston Financial by Bank of

America, we want to extend our market presence intelligently in Massachusetts to compete for customers. We look forward to bringing a broader array of products and services to the customers of Cape Cod Bank & Trust while maintaining that venerable institution’s commitment to the communities it serves.”

Banknorth Group’s banking subsidiary, Banknorth, N.A., currently operates 114 branches in Massachusetts and recently announced the acquisitions of Foxborough Savings Bank and First & Ocean Bancorp. Pro forma, the three acquisitions will increase Banknorth’s total branches in Massachusetts by 35 to 149.

“We recognize the importance of aligning ourselves with a true New England company,” said Stephen B. Lawson, CCBT Financial’s President and Chief Executive Officer. “Like us, Banknorth has been an innovator in bringing its customers insurance and investments services to complement a full range of banking services. Through this strategic alliance, we enhance the commercial and consumer lending expertise available to current and prospective customers.”

The terms of the agreement call for outstanding shares of CCBT Financial to be converted into 1.084 shares of Banknorth common stock, plus cash in lieu of any fractional share interest. This values CCBT at $35.00 per share based on Banknorth’s closing common stock price of $32.30 on December 5, 2003.

“This is a good financial transaction for Banknorth that is consistent with our history of acquisitions that add to earnings per share,” said Peter J. Verrill, Banknorth’s Chief Operating Officer. “The $35 price represents 259% of CCBT’s book value and a deposit premium of 18.5%. We believe that this is a reasonable price given CCBT’s outstanding market share and branch franchise.”

The transaction is intended to qualify as a reorganization for federal income tax purposes and provide a tax-free exchange of shares.

Banknorth anticipates cost savings of 25% and will implement a restructuring of a portion of CCBT’s securities portfolio to increase net interest income.

The definitive agreement has been approved by the directors of both Banknorth and CCBT. The transaction is subject to all required regulatory approvals, the shareholders of CCBT Financial and other customary conditions. The transaction is expected to be completed by mid-year 2004 with operational integration to follow soon after.

Banknorth was advised by Lehman Brothers, Inc. and its legal counsel was Elias, Matz, Tiernan & Herrick LLP. CCBT was advised by Keefe, Bruyette & Woods, Inc. and its legal counsel was Wachtell Lipton Rosen & Katz.

Banknorth Group, headquartered in Portland, Maine, is one of the country’s 35 largest commercial banking companies with $25.7 billion in assets and $28.7 billion on a pro forma basis. The Company’s banking subsidiary, Banknorth, N.A., operates banking divisions in Connecticut (Banknorth Connecticut); Maine (Peoples Heritage Bank); Massachusetts (Banknorth Massachusetts); New Hampshire (Bank of New Hampshire); New York (Evergreen Bank); and Vermont (Banknorth Vermont). The Company and Banknorth, N.A. also operate subsidiaries and divisions in insurance, money management, merchant services, mortgage banking, government banking and other financial services and offers investment products in association with PrimeVest Financial Services, Inc. The Company’s website is at www.banknorth.com.

This press release contains forward-looking statements regarding Banknorth’s acquisition of CCBT Financial. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) estimated cost savings from the acquisition cannot be fully realized within the expected time frame; (2) revenues following the acquisition are lower than expected; (3) competitive pressure among depository institutions increases significantly; (4) costs or difficulties related to the integration of the businesses of Banknorth and CCBT Financial are greater than expected; (5) changes in the interest rate environment reduce interest margins; (6) general economic conditions, either nationally or in the markets in which Banknorth will be doing business, are less favorable than expected; (7) legislation or changes in regulatory requirements adversely affect the businesses in which Banknorth would be engaged or (8) factors which would result in a condition to the transaction not being met.

Banknorth and CCBT Financial will be filing relevant documents concerning the merger with the Securities and Exchange Commission, including a registration statement on Form S-4 containing a prospectus/proxy statement. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Banknorth will be available free of charge from the Secretary of Banknorth (Carol L. Mitchell, Secretary, Banknorth Group, Inc., Two Portland Square, P. O. Box 9540, Portland, Maine 04112-9540, telephone (207) 761-8500), and documents filed with the SEC by CCBT Financial (John S. Burnett, Clerk, CCBT Financial Companies, Inc., P.O. Box 1180, South Yarmouth, Massachusetts, 02664-0180, telephone (508) 394-1300). The directors and executive officers of CCBT Financial may be deemed to be participants in the solicitation of proxies to approve the merger. Information about the directors and executive officers of CCBT Financial and ownership of CCBT Financial common stock is set forth in the proxy statement filed by CCBT Financial with the SEC on March 24, 2003. Additional information about the interest of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed acquisition when it becomes available. CCBT FINANCIAL INVESTORS SHOULD READ THE PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

     The following slide presentation was used in connection with a conference call hosted by Banknorth Group, Inc. on December 9, 2003.

Banknorth Group, Inc. announces the acquisition of: CCBT Financial Companies, Inc. Continuing to Extend our Massachusetts Franchise December 9, 2003

This presentation contains forward-looking statements regarding Banknorth's acquisition of CCBT Financial. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) estimated cost savings from the acquisition cannot be fully realized within the expected time frame; (2) revenues following the acquisition are lower than expected; (3) competitive pressure among depository institutions increases significantly; (4) costs or difficulties related to the integration of the businesses of Banknorth and CCBT Financial are greater than expected; (5) changes in the interest rate environment reduce interest margins; (6) general economic conditions, either nationally or in the markets in which Banknorth will be doing business, are less favorable than expected; (7) legislation or changes in regulatory requirements adversely affect the businesses in which Banknorth would be engaged; (8) factors which would result in a condition to the transaction not being met. Note on Forward-Looking Information

A Significant Step Forward Compelling strategic fit: Quality institution with solid earnings potential Strong demographics High asset quality and very strong low-cost core deposit base Meaningful opportunity to expand CCBT Financial's market penetration by applying Banknorth's broader array of products. Satisfies investment criteria - GAAP and cash EPS accretive in 2004. Accretive to tangible book value. Strong asset quality does not add credit risk. CCBT Financial is exactly the type of acquisition that we have consistently and successfully executed throughout our history.

Low Risk and Attractive Transaction Consistent with our long term strategic plan. Significant expansion of our Massachusetts footprint. CCBT Financial's franchise is well-known to Banknorth and we have been following them for several years. CCBT Financial has strong market presence and business lines. This transaction is small relative to the current size of Banknorth. Banknorth has the opportunity to increase CCBT Financial's overall franchise profitability. CCBT Financial has solid asset quality. Straightforward, low risk integration Manageable-sized deal Experienced Banknorth integration team

Transaction Overview - Extending a Winning Strategy Deposits Massachusetts 0.364437331 Connecticut 0.131879752 Maine 0.158318155 New Hampshire 0.206225442 Vermont 0.083403935 New York 0.055735386 Pro forma for CCBT Financial, First & Ocean Bancorp and Foxborough Savings Bank Net Loans Massachusetts 0.429491273 Connecticut 0.154974681 Maine 0.16834676 New Hampshire 0.123026185 Vermont 0.078569603 New York 0.045591497 Pro Forma Loans Pro Forma Deposits Extends Banknorth's franchise in faster-growing Massachusetts market

Transaction Overview - Extending a Winning Strategy CCBT efficiency ratio: 74% Asset based lending and leasing services Cash management Merchant credit card processing Provides significant cross-sell opportunities from the addition of Banknorth's broad array of products: SimplyFree Checking Small business lending Consumer lending Conservative cost savings assumptions of 25% of CCBT's operating expenses. BNK efficiency ratio: 51% Accretive to GAAP and cash earnings per share with conservative assumption of no benefit from revenue enhancements. Internal rate of return in excess of 20%. Very low execution risk.

Transaction Summary Value per CCBT Financial share: $35.00 (1) Aggregate transaction value: $299.2 million (1) Consideration: 100% stock Exchange ratio: Fixed at 1.084 BNK shares per CCBT share Total shares issued: Fixed at 9.3 million BNK shares Cash break-up fee: $12.0 million (4% of transaction value) Estimated cost savings: 25% of CCBT's operating expense base Estimated one-time merger charge: $15.0 million after tax Balance sheet restructuring: $163 million at pre-tax spread of 5.24% Board representation: John O. Drew, Chairman of CCBT Financial, will be offered a seat on Banknorth's board (1) Based on BNK closing price of $32.30 on December 5, 2003.

Transaction Multiples Price / Stated 9/30/03 Book Value Per Share: 259% Price / 9/30/03 Tangible Book Value Per Share: 272% Total Deposit Premium: 18.5% Core Deposit Premium (1): 19.3% Price / 2004 Estimated Earnings Per Share (2): 23.3 x Price / 2004 Adjusted Earnings Per Share (3): 16.2 x CCBT Pro Forma Ownership: 5.3% (1) Core deposits exclude CDs over $100,000 (2) Based on I/B/E/S earnings estimate (3) Based on I/B/E/S earnings estimate adjusted for the full-year positive earnings impact of the intended balance sheet restructuring (see page 19)

Transaction Timetable Expected Shareholder Approvals (1): Q1 - 2004 Expected Closing: Q2 - 2004 Expected Systems Conversion: Q2 or Q3 - 2004 (1) Shareholder approval required for CCBT Financial; Banknorth does not require shareholder approval

Extends branch footprint into the attractive Barnstable-Yarmouth MSA Provides #2 market share in Barnstable-Yarmouth MSA Solidifies 4th largest deposit market share in Massachusetts (1) Building the Dominant Community Banking Franchise in Massachusetts Source: SNL Financial. Deposit/market share data as of June 30, 2003. Note: Banknorth branches are pro forma for the announced acquisitions of First & Ocean Bancorp and Foxborough Savings Bank. (1) Excludes non-retail deposits of State Street, Mellon Financial and Investors Financial.

Building the Dominant Community Banking Franchise in Massachusetts The transaction extends Banknorth's presence into all 12 mainland counties in Massachusetts

Market Characteristics Barnstable county is the fastest-growing county on mainland Massachusetts in terms of population The demographics of the markets covered by CCBT Financial are very attractive: Projected Growth in # of Households Projected Population Growth Projected Median Household Income Growth MA CCBT MA CCBT MA CCBT 4.06% 6.83% 2.46% 8.68% Source: SNL Financial. Growth data is projected from 2003-2008. CCBT data is weighted average by deposits at county level. 14.46% 12.47%

Gains Presence in Desirable Markets Barnstable-Yarmouth MSA Massachusetts (1) Source: SNL Financial. Deposit/market share data as of June 30, 2003. Note: Banknorth data is pro forma for the announced acquisitions of First & Ocean Bancorp and Foxborough Savings Bank. (1) Excludes non-retail deposits of State Street, Mellon Financial and Investors Financial.

Summary Financial Overview Financial data as of 9/30/03, in millions, except per share data; pro forma data is projected for 6/30/04

Low-Cost Deposit Funding CCBT Financial's deposit base consists primarily of low-cost core deposits Financial data as of or for the quarter ended 9/30/03 unless otherwise noted, in millions (1) First & Ocean Bancorp and Foxborough Savings Bank costs for the quarter ended June 30, 2003.

Diversified Loan Portfolio Commercial-related loans comprise 62% of CCBT Financial's loan portfolio Financial data as of 9/30/03, in millions (1) Includes construction and land.

Strong Asset Quality (1) Excludes loans held for sale. Financial data as of 9/30/03, in millions

Earnings Reconciliation (1) Based on average diluted shares outstanding for nine months ended September 30, 2003. Excluding certain items, CCBT Financial is expected to have $1.42 of adjusted earnings per share in 2003 (1) Financial data in thousands, except per share data

Balance Sheet Restructuring Restructuring CCBT Financial's balance sheet would increase net interest income by approximately $8.6 million pre-tax on an annualized run-rate basis $0.66 impact to full-year EPS (1) Source: CCBT Financial 10-Q for the quarter ended September 30, 2003. (1) Based on average diluted shares outstanding for the quarter ended September 30, 2003. Financial data in thousands, except per share data

Solid Earnings Accretion - GAAP (1) Assumes transaction closes on June 30, 2004. (2) 2004 per mean IBES estimate. 2005 grown at 10% EPS growth rate per IBES. Financial data in millions, except per share data

Solid Earnings Accretion - Cash Financial data in millions, except per share data (1) Assumes transaction closes on June 30, 2004. (2) 2004 per mean IBES estimate. 2005 grown at 10% EPS growth rate per IBES.

Summary Solid franchise with sound asset quality. Great strategic fit and geographic enhancement. Consistent with our proven acquisition strategy of pursuing attractive in-market or contiguous bank and thrift targets. Low execution risk and conservative cost savings projections. Attractive cross sell opportunities. Solid earnings accretion.